February 16, 2022

William E. Fiala

Chair of the Board

Bridge Builder Trust

12555 Manchester Road

St. Louis, MO 63131

Dear Mr. Fiala:

Olive Street Investment Advisers, LLC (“Olive Street”) has previously confirmed the continuation of its agreement with Bridge Builder Trust (the “Trust”) to waive the management fees it is entitled to receive as the investment adviser of each series of the Trust listed on Schedule A to this agreement (each a “Fund,” and collectively, the “Funds”) to the extent the management fees to be paid to Olive Street exceed the management fees paid to the sub-advisers for management of allocated portions of a Fund or Funds. This waiver became effective as of the launch date of each Fund and shall continue until at least October 28, 2022. This waiver will continue thereafter for subsequent one year periods unless terminated by Olive Street with the consent of the Board of Trustees, which consent will not be unreasonably withheld, except that Olive Street may, at its election, terminate this agreement, effective upon the end of the then current one-year period, if written notice is provided to the Trustees by or before April 15 of the then current one-year period.

As of the date of this letter, Olive Street irrevocably agrees to waive its right to terminate this agreement upon the end of the current one-year period ending October 28, 2022. For the avoidance of doubt, management fees waived pursuant to this agreement are not subject to reimbursement by the Funds.

Additionally, Olive Street has previously confirmed the continuation of the Amended and Restated Operating Expenses Limitation Agreement dated August 18, 2015, as amended (the “Operating Expenses Limitation Agreement”), until at least October 28, 2022. Olive Street will continue to limit the Funds’ Operating Expenses (as defined in the Operating Expenses Limitation Agreement) to the annual rate provided under Schedule A of the Agreement. The Operating Expenses Limitation Agreement automatically renews for an additional one-year period upon the end of the then current one-year period, unless it is terminated in accordance with section 5 of the Operating Expenses Limitation Agreement. As of the date of this letter, Olive Street irrevocably agrees to waive its right to terminate the Operating Expenses Limitation Agreement upon the end of the current one-year period ending October 28, 2022.

Sincerely,

/s/ Thomas C. Kersting
Thomas C. Kersting
President
Olive Street Investment Advisers, LLC

SCHEDULE A

SERIES OF THE BRIDGE BUILDER TRUST

Bridge Builder Core Bond Fund

Bridge Builder Core Plus Bond Fund

Bridge Builder Municipal Bond Fund

Bridge Builder Large Cap Growth Fund

Bridge Builder Large Cap Value Fund

Bridge Builder Small/Mid Cap Growth Fund

Bridge Builder Small/Mid Cap Value Fund

Bridge Builder International Equity Fund